Exhibit 99.1

Medigus Receives First Purchase Order From Izasa Hospital in Spain for Its MUSE™ System

OMER, Israel, October 17, 2017 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that Izasa Hospital, S.L.U., a distributor of medical products in the hospital sector, has provided an initial purchase order (PO) for the Medigus Ultrasonic Surgical Endostapler, or MUSE™ system. The PO covers the cost of a MUSE™ system console and endoscopic device, which will be available for use on patients suffering from gastroesophageal reflux disease (GERD).

The MUSE™ system is a single-use flexible transoral stapler that merges the latest advancement in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOSi camera, which enables a single physician to perform an incisionless transoral fundoplication, the procedure intended to treat the anatomical cause of GERD. As the device requires no incisions, patients generally report greater comfort during the procedure and experience reduced hospital stays by up to 50% over invasive fundoplication procedures.

“We are pleased that Izasa Hospital has adopted the MUSE™ system as a minimally-invasive treatment option, which offers an alternative for GERD patients who can no longer rely on drug therapy,” said Chris Rowland, CEO of Medigus. “This purchase order is an important milestone in our business development initiative, and we are excited to offer this interventional endoscopic treatment in Spain, a key market that will benefit from this minimally invasive and cost efficient option.”

According to experts, as much as twenty-six percent of Europe’s population suffers from GERD at least once per weekii. GERD occurs when the base of the lower esophageal sphincter does not properly close after swallowing, which allows acid to back up (or reflux) in to the esophagus, causing discomfort. The acid-reducing medications called proton pump inhibitors may offer patients temporary relief; however, they do not treat that anatomical source of GERD, leaving the opportunity for the disease to progress into a more severe condition.

Those who experience symptoms such as heartburn or regurgitation twice a week or more, may be at risk for persistent GERD.

__________

i Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) video cameras, including micro ScoutCam™ 1.2, which to the best of the company’s knowledge, is the smallest in the world.

ii El-Serag HB, Sweet S, Winchester CC, Dent J. Update on the epidemiology of gastro-oesophageal reflux disease: a systematic review. Gut. 2014;63(6):871-880. doi:10.1136/gutjnl-2012-304269.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform transoral fundoplication (TF) for the treatment of GERD, one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE™, which establishes reimbursement values for physicians and hospitals. MUSE™ is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the Tel-Aviv Stock Exchange Ltd. To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il